Putnam VT International Growth Fund

Merger Attachment

Per Financial Statement Footnotes:

Note 5
Acquisition of Putnam VT Asia Pacific Growth Fund by Putnam VT International Growth Fund

On October 14, 2002, Putnam VT International Growth Fund issued
4,426,493 and 474,456 of class IA and class IB shares, respectively, in exchange for 9,641,940 and 1,033,573 class IA and class IB shares of Putnam VT Asia Pacific Growth Fund to acquire that funds net assets in a tax-free exchange approved by the shareholders.
The net assets of Putnam VT International Growth Fund and Putnam
VT Asia Pacific Growth Fund on October 11, 2002, valuation date, were $642,799,659 and $46,672,139, respectively. On October 11, 2002,
 Putnam VT Asia Pacific Growth Fund had unrealized depreciation of $12,269,686. The aggregate net assets of the Putnam VT International Growth Fund immediately following the acquisition were $689,471,798.